Exhibit 99.1

Akari Therapeutics Announces the Appointment of Accomplished Biotech Executive Melissa Bradford-Klug as Chief Operating Officer to Lead Business Development and Company Growth Strategies

NEW YORK and LONDON, June 13, 2022 (GLOBE NEWSWIRE) -- Akari Therapeutics, Plc (Nasdaq: AKTX), a late-stage biotechnology company focused on developing advanced therapies for autoimmune and inflammatory diseases, today announced the appointment of Melissa Bradford-Klug as Chief Operating Officer, effective July 1, 2022. In this position, she will lead business development, including financing and partnering strategies, acceleration of prioritized nomacopan late-stage and preclinical development programs, as well as other business operations. Ms. Klug has more than 25 years of experience as a leader within companies ranging from large global healthcare organizations to biotech startups. She has a strong track record of developing and executing capital markets strategies for private and public companies, as well as experience in operations management and corporate and business development.

“We are very pleased to have an accomplished executive of Melissa’s caliber at Akari to lead our business development and bold growth strategies as we accelerate two nomacopan late-stage clinical trials in bullous pemphigoid and pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy, as well as preclinical work on PAS-nomacopan in geographic atrophy,” said Rachelle Jacques, President and CEO of Akari Therapeutics. “Melissa’s background and capabilities in business development and operations put our company in a strong position to fully realize the promise and value of our pipeline on behalf of investors, patients and other stakeholders.”

Prior to joining Akari Therapeutics, Ms. Klug was President and Chief Business Officer at RareStone Group, where she led identification and execution of strategic transactions for rare disease development programs for the China market. As co-founder and Chief Executive Officer of the women’s health startup, Mayfield Pharmaceuticals (now Harrow Health), she created the company’s strategy, secured funding, drove clinical development and oversaw operations. Ms. Klug has a strong track record of successful fundraising, global acquisitions, licensing, and development collaborations. She has held senior strategy and corporate/business development roles at Keryx Biopharmaceuticals, AMAG Pharmaceuticals, Mallinckrodt and Baxter International. She also has held commercial and research and development positions at Eli Lilly and Company and Monsanto. Ms. Klug is a member of the MassBio Board of Directors and Gender Diversity Committee and is a MassConnect mentor. She holds a Bachelor of Science degree in chemistry from Maryville University in St. Louis, Missouri and an MBA from DePaul University in Chicago, Illinois.

“It is an exciting time to be joining the Akari team as the company advances its lead asset, nomacopan, toward pivotal clinical trials and potential regulatory filings in the U.S. and Europe,” said Melissa Bradford-Klug. “I was attracted to Akari because of the significant opportunities for company growth and value creation, and the possibility of delivering life-changing treatment options for patients with significant unmet needs.”

About Akari Therapeutics

Akari Therapeutics, plc (Nasdaq: AKTX) is a biotechnology company focused on developing advanced therapies for autoimmune and inflammatory diseases. Akari's lead asset, investigational nomacopan, is a bispecific recombinant inhibitor of C5 complement activation and leukotriene B4 (LTB4) activity. The Akari pipeline includes two late-stage programs for bullous pemphigoid (BP) and thrombotic microangiopathy (TMA), as well as earlier stage research and development programs in eye and lung diseases with significant unmet need. For more information about Akari, please visit akaritx.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result there; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:
Peter Vozzo
ICR Westwicke
(443) 213-0505
peter.vozzo@westwicke.com

Media Contact:
Eliza Schleifstein
Schleifstein PR

917.763.8106
eliza@schleifsteinpr.com